UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statement of Net Assets Available for Plan Benefits as of December 31, 2010 and December 31, 2009.
2.	Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2010, 2009 and 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GILLETTE COMPANY GLOBAL
EMPLOYEE STOCK OWNERSHIP PLAN

Date:   March 31, 2011
By:   /s/ Susan E. Carver
       Susan E. Carver
       Trustee
       The Gillette Company Global Employee Stock Ownership Plan

EXHIBITS:

23.1	Consent of the Deloitte LLP

23.2	Consent of the Plante & Moran, PLLC

The Gillette Company
Global Employee Stock
Ownership Plan

Financial Statements as of December 31, 2010 and
2009, and for the Years Ended December 31, 2010,
2009 and 2008, and Reports of Independent Registered Public Accounting Firms

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2010, 2009 and 2008	4

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Years Ended December 31, 2010, 2009 and 2008	5-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of The Gillette Company Global Employee Stock Ownership Plan (the "Plan") as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31 2010 and 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP
Deloitte LLP

Newcastle upon Tyne, United Kingdom
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
The Gillette Company Global Employee Stock Ownership Plan

We have audited the statement of changes in net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the “Plan”) for the year ended December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

Southfield, Michigan
March 19, 2009

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments — at fair value:
The Procter & Gamble Company common stock (cost
$1,937,684 and $2,317,945 in 2010 and 2009
respectively)	$ 2,899,546	$ 3,299,121

Total investments	2,899,546	3,299,121

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 2,899,546	$ 3,299,121

See notes to financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

	2010	2009	2008

Contributions:
Employee contributions	$ -	$ -	$ 21,332
Employer contributions	-	-	7,438

Total contributions	-	-	28,770

Investment income/(loss):
Dividends on common stock	77,730	309,380	506,583
Realized gain on investments sold	195,724	225,031	2,325,697
Net depreciation in fair value of
The Procter & Gamble Company common stock	(19,314)	(378,722)	(9,993,451)

Net investment income/(loss)	254,140	155,689	(7,161,171)

DEDUCTIONS:
Benefits paid to participants	653,715	986,253	10,300,067
Administrative expenses	-	10,083	65,280
Transfer to other Procter & Gamble Company
Plans (Note 1) (including unrealized appreciation
of $NIL in 2010, $2,981,496 in
2009 and $11,354,883 in 2008)	-	10,472,493	37,394,761

Total deductions	653,715	11,468,829	47,760,108

DECREASE IN NET ASSETS	(399,575)	(11,313,140)	(54,892,509)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	3,299,121	14,612,261	69,504,770

End of year	$ 2,899,546	$ 3,299,121	$ 14,612,261

See notes to financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2010 AND 2009, AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a stock ownership plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble”), (collectively, the “Company”).  The following provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan was adopted by the Board of Directors of Gillette on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.  The Plan is not subject to income taxation.  The Plan’s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Company through payroll deductions and contributions from the Company.  All Plan assets were held by the Plan fiduciary, RBC Dexia Investor Services Bank S.A. through March 2008.  Buck Consultants LLC was the recordkeeper for the Plan through March 2008.  For the remainder of 2008 and all of 2009 and 2010, Mercer (Ireland) Ltd. is the Plan fiduciary and CIBC World Markets is the custodian for the Ireland accounts.  Capita Plan Share Services is the Plan fiduciary and BMO Capital Markets is the custodian for the United Kingdom accounts.

On January 27, 2005, and in connection with the Company’s acquisition of Gillette, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Plan would merge with and into the Procter & Gamble International Stock Ownership Plan or other Procter & Gamble international plans (collectively “ISOP”).

Since 2006, as Company subsidiaries in countries harmonized business systems with the Procter & Gamble systems, the Plan extended to employees who continued with Procter & Gamble, the choice of transferring their participant accounts to the ISOP or to receive a total distribution in the form of cash or shares.  Once the employee’s choice was finalized and the transfer or distribution was processed, the employee’s Plan account was closed.  As each country adopts the Procter & Gamble benefit plans that include the ISOP, their participation in the Plan is terminated.  For Gillette employees who will not continue employment with the Company, the employee must receive a total distribution from the Plan, either in cash or shares.  If no election is made, employees will receive cash.  The harmonization will continue until all funds have transferred to ISOP or have been distributed to participants.

As at December 31, 2010, the United Kingdom was the only remaining country participating in the Plan and the Company continues to evaluate the options for the United Kingdom. During 2010, the residual shares that were held in Ireland at the end of December 31, 2009, were transferred out of the Plan for the benefit of the participant, following the completion of the harmonization of that country into the ISOP.

Effective January 1, 2008, participants of the Plan were eligible to make contributions to ISOP and ceased making contributions to the Plan.

Eligibility — Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico.  Eligible employees could have enrolled in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions — Eligible employees could have contributed 1 percent to 10 percent of their compensation to the Plan through payroll deductions.  A participating employee could have changed the contribution rate effective as of the first day of any month.  Employer contributions were made to the accounts of participants who were contributing to the Plan in amounts equal to 50 percent of the participant’s contributions, up to 1 percent of each participant’s eligible pay. Effective January 1, 2008 contributions were frozen as per note 5.

Participant Accounts — Individual accounts have been maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.

As of December 31, 2010, the Plan has a total of 263 participants participating in the Plan solely in the United Kingdom.

Investments — All employee and employer contributions were converted into U.S. dollars and then invested in shares of the Company’s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day).  Sales of the Company’s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees.  Any dividends on shares of the Company’s common stock are invested in additional shares of the Company’s common stock.

Vesting — In general, participants were immediately vested in all shares of the Company’s common stock credited to their respective Plan accounts.

Payment of Benefits — Prior to the Merger Agreement, distributions of account balances were made when the employment of a participant ceased, unless upon retirement the participant’s account was credited with at least 100 shares of the Company’s common stock, and the participant elected to defer payment.  If an election was made to defer the distribution, retirees could have made up to two requests a year for distributions of all or a portion of their account balance.

For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account was made in the form of a lump-sum payment.

All distributions were made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elected to receive the account balance in the form of shares of the Company’s common stock.

While employed, participants could have elected to take up to two in-service withdrawals from their account balances during a calendar year.  Effective October 1, 2005, upon a change in control of the Plan sponsor, all shares in the Plan became mature and immediately available for sale.  Since then participants have been able to elect cash, share certificate, or electronic transfer of shares to the ISOP for both in-service and termination withdrawals.  Only whole shares were processed for in-service withdrawals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in common stock of the Company which represents a concentration in investments.   Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Quoted market prices are used to value these investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.

Administrative Expenses — Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Company’s common stock.

Costs relating to the administration of the Plan are paid by the Company.

Payment of Benefits — Benefits are recorded when paid.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2010 financial statements described below affected the reporting of certain assets in the statements of net assets available for plan benefits.  The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for plan benefits or the statement of changes in net assets available for plan benefits.

Subsequent Events — In May 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 855, Subsequent Events, to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that each major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

Fair Value Measurements and Disclosures —In January 2010, the FASB issued Accounting Standards Updates (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010.

3.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a Level 1 valuation technique.

4.	INVESTMENTS

The Plan’s investment in Company common stock experienced a net depreciation in value as follows for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

The Procter & Gamble Company common stock:
Net appreciation/(depreciation)*	$ (19,314)	$ (378,722)	$ (9,993,451)

*Excludes unrealized (depreciation)/appreciation on transferred stock.

The realized gain on sales of Company common stock for the years ended December 31, 2010, 2009 and 2008, was determined using an average cost method as follows:

	2010	2009	2008

Proceeds on sales of shares	$ 649,413	$ 986,253	$ 8,789,910
Cost	453,689	761,222	6,464,213

Realized gain on sales	$ 195,724	$ 225,031	$ 2,325,697

5.	RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 45,073 and 54,414 shares, respectively, of Company common stock with a cost basis of $1,937,684 and $2,317,945, respectively. Contributions to the Plan were frozen effective January 1, 2008.

During the years ended December 31, 2010, 2009 and 2008, the Plan recorded dividend income from Company common stock of $77,730, $309,380 and $506,583, respectively.

During the years ended December 31, 2010, 2009 and 2008, the Plan incurred administrative expenses of approximately $10,000, $10,000 and $50,000, respectively. The costs were paid by companies within the group headed by The Procter & Gamble Company, and not reimbursed by the Plan.

6.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan.

7.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

The Company has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Company’s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.